UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

Ronald J. Kramer

712 Fifth Avenue, 18th Floor

New York, New York 10019

Copy to:

Martin Nussbaum

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 398433102
1.		Names of Reporting Person Ronald J. Kramer
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.		SEC Use Only
4.		Source of Funds (See Instructions) [OO]
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,039,785* shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,844,940 shares
	10.	Shared Dispositive Power 0 shares
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

3,039,785** shares of Common Stock, including 350,000 shares of Common Stock issuable with respect to an option that is currently exercisable

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.		Percent of Class Represented by Amount in Row (11) 5.48%***
14.		Type of Reporting Person (See Instructions) IN

*	This includes 511 shares of Common Stock allocated to Mr. Kramer’s account under the Griffon Corporation Employee Stock Ownership Plan (“ESOP”). The ESOP trustee will vote these shares in accordance with Mr. Kramer’s voting instructions, subject to the ESOP trustee’s fiduciary duties under ERISA. In addition, the ESOP trustee votes the unallocated shares of Common Stock in the ESOP in the same manner and proportion as those allocated shares with respect to which votes are timely cast by all participants in the ESOP; accordingly, Mr. Kramer may be deemed to have voting control over a portion of the unallocated shares of Common Stock in the ESOP. However, the number of unallocated shares over which Mr. Kramer is deemed to have voting control depends at any time not only on the amount of unallocated shares in the ESOP, but also on the portion of allocated shares with respect to which timely voting instructions are provided; therefore, it is not possible to provide a meaningful estimate of this amount.

**	This does not include 40,298 shares of Common Stock owned by Mr. Kramer’s wife and children. Mr. Kramer has disclaimed beneficial ownership of such shares of Common Stock in excess of his pecuniary interest.

**	Percentage of class calculation is based on 54,825,654 shares of Common Stock outstanding as of December 31, 2013, as reported in the Issuer’s (as defined below) quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2014, plus (i) 294,334 shares of restricted Common Stock awarded to Mr. Kramer on January 31, 2014, and (ii) the 350,000 shares of Common Stock issuable with respect to an option held by Mr. Kramer that is currently exercisable.

Item 1.  Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.25 per share (“Common Stock”) of Griffon Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 712 Fifth Avenue, 18th Floor New York, New York 10019.

Item 2.  Identity and Background

(a) The name of the reporting person is Ronald J. Kramer.

(b) The business address of Mr. Kramer is 712 Fifth Avenue, 18th Floor New York, New York 10019.

(c) Mr. Kramer is the Chief Executive Officer and Vice Chairman of the board of directors of the Issuer. The Issuer is a diversified management and holding company that conducts business through wholly-owned subsidiaries.

(d) During the past five years, Mr. Kramer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Kramer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kramer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Kramer acquired the Common Stock he beneficially owns through (i) the purchase of shares of Common Stock from the Issuer, (ii) open market purchases, and (iii) grants of restricted shares and an option received by him during his tenure as a member of the board of directors and as an executive officer of the Issuer.

Item 4.  Purpose of Transaction

On January 31, 2014, Mr. Kramer received an award of 294,334 shares of restricted Common Stock pursuant to the Issuer’s 2011 Equity Incentive Plan (the “Plan”) as compensation for his services as Chief Executive Officer of the Issuer, the vesting of which is conditioned on the Issuer achieving cumulative earnings targets through September 30, 2016. The terms of this award also restrict Mr. Kramer from transferring the shares for a two year period following vesting. Mr. Kramer acquired the Common Stock he beneficially owns for investment purposes. Mr. Kramer does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Kramer beneficially owns 3,039,785 shares of Common Stock of the Issuer, including 350,000 shares of Common Stock issuable with respect to an option that is currently exercisable. The shares of Common Stock owned by Mr. Kramer equal approximately 5.48% of the Issuer’s outstanding shares of Common Stock, based on 54,825,654 shares outstanding as of December 31, 2013, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on January 31, 2014, plus (i) 294,334 shares of restricted Common Stock awarded to Mr. Kramer on January 31, 2014, and (ii) the 350,000 shares of Common Stock issuable with respect to an option held by Mr. Kramer that is currently exercisable.

(b) Mr. Kramer has sole voting power over the 3,039,785 shares of Common Stock beneficially owned by him (which includes 1,194,334 shares of restricted Common Stock with respect to which Mr. Kramer does not have dispositive power), and has sole dispositive power over 1,844,940 of such shares.

(c) On January 31, 2014, Mr. Kramer received an award of 294,334 shares of restricted Common Stock pursuant to the Plan as compensation for his services as Chief Executive Officer of the Issuer. Other than the foregoing transaction, within the past sixty (60) days Mr. Kramer has not effected any transactions with respect to the Common Stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Kramer is party to certain Award Agreements for Restricted Share Awards with the Issuer (each such agreement, an “Award Agreement”) with respect to the 1,194,334 shares of restricted Common Stock owned beneficially by Mr. Kramer. These shares of restricted Common Stock were awarded to Mr. Kramer as compensation for his services as Chief Executive Officer of the Issuer. Each Award Agreement is in substantially the same form as the Form of Award Agreement for Restricted Share Award under the Griffon Corporation 2011 Equity Incentive Plan, filed as Exhibit 99.2 to the Current Report on Form 8-K dated February 9, 2011.  Subject to Mr. Kramer’s continued employment, these shares will vest on the dates set forth in each Award Agreement, provided that 994,334 of such restricted shares of Common Stock are also subject to certain performance criteria. The performance criteria for these shares, except the most recent award of 294,334 shares, are described in the Issuer’s Proxy Statements filed with the SEC. With respect to the recent award of 294,334 performance-based shares, the vesting of such shares is conditioned on the Issuer achieving cumulative earnings targets through September 30, 2016. The terms of this Award Agreement also restrict Mr. Kramer from transferring the shares for a two year period following vesting.

Mr. Kramer is also party to an award agreement under which he was awarded an option to purchase 350,000 shares of Common Stock at an exercise price of $20.00 per share. This option expires on September 30, 2018.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronald j. kramer

Ronald J. Kramer

Dated: February 10, 2014